LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE (of counsel)	WWW.LEGALANDCOMPLIANCE.COM
DIRECT E-MAIL:
LAURANTHONYPA@AOL.COM

May 29, 2007

VIA ELECTRONIC FILING ON
EDGAR SYSTEM

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Karen J. Garnett, Assistant Director

RE: Life Exchange, Inc.
Amendment No. 1 to Form 10-SB
Filed March 20, 2007
File No. 0-52394

Dear Ms. Garnett:

We have electronically filed herewith on behalf of Life Exchange, Inc. (the “Registrant”) Amendment No. 2 to the above-referenced Registration Statement. In addition, and for your convenience, we are including a complete copy of the submission herewith for your review. The Amendment No. 2 is marked with (R) tags to show changes made from the previous filings. In addition, we have included a narrative response herein. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter dated April 20, 2007.

Our responses below are numbered in accordance with each numbered comments:

General
Item 2. Management’s Discussion and Analysis or Plan of Operation
Sales and Marketing, page 18

1. Your listing fee of $100 per policy submitted to auction disclosed here is inconsistent with the $150 listing fee per page 6. Please reconcile these statements.

Response: The proper listing fee is $150 and Amendment No. 2 has been so adjusted.

Continuing Operations, Liquidity and Capital Resources, page 21

2. We have reviewed your response to prior comment 12. Please tell us your accounting basis for including accounts receivable and prepaid expenses in your cash and cash equivalents balance as disclosed here as well as in your overview and plan of operations discussion at page 17 and in your liquidity and capital resources discussion on page 22.

Response: Amendment No. 2 has been adjusted to remove accounts receivable and prepaid expenses from each of the above references sections.

Securities and Exchange Commission
Division of Corporation Finance
May 29, 2007

Operating Expenses, page 21

3. Based on review of your interim financial statements for the quarterly period ended December 31, 2006 it appears that payroll expenses incurred in the second quarter decreased materially from those incurred during the three months ended September 30, 2006. Please revise your MD&A discussion to include an explanation of this fluctuation.

Response: A discussion has been added to MD&A under Operating Expenses on page 21.

Item 6. Executive Compensation, page 33

4. We have reviewed your response to prior comment 25. Based on your revised amounts and clarification that the 2006 figures relate to the year ended June 30, 2006, please tell us where your officers’ compensation is recorded in the financial statements. In this respect, we note your payroll expense totals $70,756 per the income statements on page F-3 whereas within this table you disclose a salary of $70,756 for each of the four officers listed.

Response: The payroll expense as reported in the financial statements is correct. The table on page 33 has been corrected.

Recent Sales of Unregistered Securities, page 38

5. Please disclose the consideration provided by James Smith for his shares.

Response: Amendment No. 2 has been updated to disclose the consideration paid by James Smith which was consulting services in relation to the Company’s transaction with the Vantage Group.

Financial Statements for the Year Ended June 30, 2006

Note E - Leases and Commitments, page F-13

6. We have considered your response to our prior comment 36. Confirm for us whether your prior CEO was required to render services beyond a minimal retention period as discussed in paragraph 9 of SFAS 146.

Response: Yes, the Company former CEO was required to render services beyond a minimal retention period. Paragraph 9 of SFAS 146 provides for a minimum retention period not to exceed 60 days. Ms. Whitehead was expected to perform services from June 1, 2006 through December 31, 2006.

We look forward to your comments on Amendment No. 2 and the fore-going responses.

Legal & Compliance, LLC

By: /s/ Laura Anthony
Laura Anthony, Esq.

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